UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Tallgrass Energy GP, LP

(Name of Issuer)

Class A shares

(Title of Class of Securities)

874696 107

(CUSIP Number)

Laura L. Tyson

General Counsel

811 Main Street, Suite 4200, Houston, Texas 77002

Telephone: (713) 579-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS Tallgrass Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 41,064,165 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,064,165 Class A shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,064,165 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 46.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person directly owns 41,064,165 Class B shares representing limited partner interests in the Issuer (the “Class B shares”) and 41,064,165 units representing membership interests (the “Tallgrass Equity Units”) in Tallgrass Equity, LLC (“Tallgrass Equity”), which are exchangeable together for a corresponding number Class A shares, pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. See Items 2, 3, 4 and 5.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the outstanding Tallgrass Equity Units (41,064,165) and a corresponding number of Class B shares held by the reporting person were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 88,789,165 Class A shares. This calculation does not include the 68,440,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, the reporting person’s beneficial ownership would represent approximately 26.1% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS EMG Fund II Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 41,064,165 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,064,165 Class A shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,064,165 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 46.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the designated manager of Tallgrass Holdings, LLC (“Tallgrass Holdings”). Tallgrass Holdings directly owns 41,064,165 Class B shares and 41,064,165 Tallgrass Equity Units, which are exchangeable together for a corresponding number Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of its indirect pecuniary interest therein. See Items 2, 3, 4 and 5.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the outstanding Tallgrass Equity Units (41,064,165) and a corresponding number of Class B shares held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 88,789,165 Class A shares. This calculation does not include the 68,440,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, the reporting person’s may be deemed to beneficially own approximately 26.1% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of its indirect pecuniary interest therein.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS EMG Fund II Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 41,064,165 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,064,165 Class A shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,064,165 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 46.2%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Limited Liability Company)

*	Beneficial ownership of the Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of its status as the general partner of the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 41,064,165 Class B shares and 41,064,165 Tallgrass Equity Units, which are exchangeable together for a corresponding number Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of its indirect pecuniary interest therein. See Items 2, 3, 4 and 5.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the outstanding Tallgrass Equity Units (41,064,165) and a corresponding number of Class B shares held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 88,789,165 Class A shares. This calculation does not include the 68,440,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, the reporting person’s may be deemed to beneficially own approximately 26.1% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of its indirect pecuniary interest therein.

CUSIP No. 874696 107

1	NAMES OF REPORTING PERSONS John T. Raymond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 41,299,165 Class A shares*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 41,299,165 Class A shares*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,299,165 Class A shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 46.5%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	235,000 Class A shares were purchased by the reporting person through the Directed Share Program conducted in connection with the Issuer’s initial public offering. Beneficial ownership of the remaining 41,064,165 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the sole member of the general partner of the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 41,064,165 Class B shares and 41,064,165 Tallgrass Equity Units, which are exchangeable together for a corresponding number Class A shares pursuant to the partnership agreement described below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed except to the extent of the reporting person’s indirect pecuniary interest therein. See Items 3, 4 and 5.
**	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the outstanding Tallgrass Equity Units (41,064,165) and a corresponding number of Class B shares held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 88,789,165 Class A shares. This calculation does not include the 68,440,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, the reporting person may be deemed to beneficially own approximately 26.3% of the Class A shares. On all matters where the Issuer’s shareholders are entitled to vote, the Class A shares and Class B shares will vote together as a single class and will be entitled to one vote per share. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of his indirect pecuniary interest therein.

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the Class A shares representing limited partner interests (“Class A shares”) in Tallgrass Energy GP, LP, a Delaware limited partnership (the “Issuer”). The principal executive office of the Issuer is located at 4200 W. 115th Street, Suite 350, Leawood, Kansas 66211.

Item 2. Identity and Background.

(a) This Schedule 13D is being jointly filed, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following persons (collectively, the “Reporting Persons”): Tallgrass Holdings, LLC, a Delaware limited liability company (“Tallgrass Holdings”), EMG Fund II Management, LP, a Delaware limited partnership (“EMG LP”), EMG Fund II Management, LLC, a Delaware limited liability company (“EMG GP”), and John T. Raymond.

The Reporting Persons have entered into a Joint Filing Agreement, dated the date hereof, which is filed with this schedule as Exhibit 1 and incorporated into this Item 2 by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this schedule. Pursuant to Rule 13d-4 of the Act, each of the Reporting Persons expressly declares that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person and such beneficial ownership is expressly disclaimed except to the extent of its indirect pecuniary interest therein.

Pursuant to the First Amended and Restated Agreement of Limited Partnership of the Issuer dated May 12, 2015 (the “Partnership Agreement”), Tallgrass Holdings will have the right, at any time following the expiration of a lock-up period and from time to time, to immediately exchange (the “Exchange Right”) its Class B shares representing limited partner interests in the Issuer (the “Class B shares”) and a corresponding number of units representing membership interests (the “Tallgrass Equity Units”) in Tallgrass Equity (as defined in Item 3 below), for a like number of Class A shares. As a result, Tallgrass Holdings may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right.

EMG LP is the designated manager of Tallgrass Holdings, and EMG GP is the general partner of EMG LP. Each of EMG LP and EMG GP is a reporting person solely by virtue of its indirect control of the Class B shares and Tallgrass Equity Units owned by Tallgrass Holdings, which are exchangeable for the Issuer’s Class A shares.

John T. Raymond is the sole member and the Chief Executive Owner of EMG GP, the general partner of EMG LP, the manager of Tallgrass Holdings, and is a reporting person solely by virtue of his indirect control of the Class B shares and Tallgrass Equity Units owned by Tallgrass Holdings, which are exchangeable for the Issuer’s Class A shares.

Certain information required by this Item 2 concerning the officers of the Reporting Persons is set forth on Schedule A, attached hereto, which is incorporated into this Item 2 by reference.

(b) The principal business address of each of the Reporting Persons is:

811 Main Street, Suite 4200

Houston, Texas 77002

(c) The name and present principal occupation of each director and/or executive officer, as applicable, of each of the Reporting Persons (collectively, the “Covered Individuals”) is set forth on Schedule A and is incorporated by reference in this Item 2. All Covered Individuals are United States citizens. The principal business address of each of the Covered Individuals is set forth on Schedule A.

(d) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or, to the best of any Reporting Person’s knowledge, any of the Covered Individuals has, during the last five years been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Tallgrass Holdings, EMG LP and EMG GP is properly organized under the laws of the State of Delaware. The Covered Individuals are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

On November 13, 2012, Tallgrass Holdings entered into a Purchase Agreement by and among Tallgrass Development, LP, a Delaware limited partnership formerly known as Tallgrass Energy Partners, LP (“Development”), Tallgrass Energy Holdings, LLC, a Delaware limited liability company formerly known as Tallgrass GP, LLC (“Holdings”), and Tallgrass Holdings and the other investors thereto, whereby (i) Tallgrass Holdings and certain other investors acquired limited partner interests in Development and (ii) Tallgrass Holdings and certain other investors (the “Exchange Right Holders”) acquired membership interests in Holdings for cash consideration. Tallgrass Holdings sourced the cash consideration paid for the limited partner interests and membership interests from the initial capital contributions of its members.

On May 10, 2013, each of the Exchange Right Holders contributed its membership interests in Holdings to a newly formed entity, Tallgrass GP Holdings, LLC, a Delaware limited liability company (“GP Holdings”), in exchange for identical membership interests in GP Holdings pursuant to the Limited Liability Company Agreement of GP Holdings dated May 10, 2013.

On February 10, 2015, the Issuer was formed as a Delaware limited partnership to engage in any business activity that is approved by TEGP Management, LLC, a Delaware limited liability company and the general partner of the Issuer (the “General Partner”), and that lawfully may be conducted by a limited partnership organized under Delaware law. The General Partner has no current plans to cause the Issuer to engage in activities other than the ownership of Tallgrass Equity Units. In connection with the formation of the Issuer, Holdings, the organizational limited partner of the Issuer, and the General Partner contributed $1,000 and $0, respectively, to the Issuer.

On February 20, 2015, GP Holdings changed its name to Tallgrass Equity, LLC, a Delaware limited liability company (“Tallgrass Equity”).

On May 11, 2015, the day before the closing of the Issuer’s initial public offering on May 12, 2015 (the “Offering”), Holdings distributed its existing limited partner interest in the Issuer to the existing members of Holdings (the “Exchange Right Holders”), including Tallgrass Holdings, pursuant to the Distribution, Assignment and Assumption Agreement (interest in Tallgrass Energy GP, LP) dated May 11, 2015.

In connection with the closing of the Offering, the following transactions, among others, occurred:

•	Tallgrass Holdings’ existing limited partner interests in the Issuer were converted into 43,398,540 Class B shares, representing an aggregate 18.4% limited partner interest in the Issuer (based on the aggregate number of Class A shares and Class B shares of the Issuer outstanding), pursuant to the Partnership Agreement;

•	Tallgrass Holdings’ existing limited liability company interests in Tallgrass Equity were converted into 43,398,540 Tallgrass Equity Units, pursuant to the Second Amended and Restated Limited Liability Company Agreement of Tallgrass Equity, LLC dated May 12, 2015 (the “Tallgrass Equity LLC Agreement”); and

•	The underwriters exercised their option, pursuant to the Underwriting Agreement, to purchase an additional 6,225,000 Class A shares (the “Additional Shares”) from the Issuer at $27.6225 per share (representing the initial price to the public less the underwriting discount), and the Issuer (a) used the proceeds from the sale of the Additional Shares to purchase an equal number of Tallgrass Equity Units from the Exchange Right Holders at $27.6225 per Tallgrass Equity Unit pursuant to the terms of the Tallgrass Equity LLC Agreement, on a pro rata basis (including 2,334,375 Tallgrass Equity Units sold by Tallgrass Holdings) and (b) cancelled an equivalent number of Class B Shares. Following these transactions, Tallgrass Holdings held 41,064,165 Class B Shares (and an equivalent number of Tallgrass Equity Units), representing an aggregate 26.1% limited partner interest in the Issuer (based on the aggregate number of Class A shares and Class B shares of the Issuer outstanding as of the closing of the Offering).

On May 12, 2015, John T. Raymond acquired with personal funds beneficial ownership of 235,000 Class A shares through the Issuer’s directed share program at the initial public offering price of $29.00 per share, as set forth in Item 5(a).

Item 4. Purpose of Transaction.

Tallgrass Holdings acquired the Class B shares and John T. Raymond acquired the Class A shares reported herein solely for investment purposes. The Reporting Persons may make purchases of Class A shares either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Class A shares, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) Pursuant to the Partnership Agreement, Tallgrass Holdings will have the right, at any time following the expiration of a lock-up period and from time to time, to immediately exchange its Class B shares and a corresponding number of Tallgrass Equity Units for a like number of Class A shares. As a result, Tallgrass Holdings may be deemed to beneficially own the Class A shares receivable upon election of the Exchange Right. The Exchange Right Holders (including Tallgrass Holdings), have registration rights with respect to the Class A shares receivable upon election of the Exchange Right, as described in Item 6.

Under the TEGP Management, LLC Long-Term Incentive Plan adopted by the General Partner (the “LTIP”), the General Partner may, on behalf of the Issuer, grant unrestricted shares, restricted shares, equity participation shares, options and share appreciation rights to employees of the General Partner and its affiliates who perform services for the Issuer and its affiliates, non-employee directors of the General partner and consultants who perform services for the Issuer and its affiliates.

The General Partner may cause the Issuer to issue new Class A shares or acquire Class A shares on the open market, or any combination of the foregoing, for awards under the LTIP.

(b) Not applicable.

(c) Not applicable.

(d) Holdings, as the owner of the General Partner, intends to increase the size of the board of directors of the General Partner to at least seven members within 90 days from the effective date of the Issuer’s Registration Statement on Form S-1 (File No. 333-202258) (the “Registration Statement”) and to at least eight members within one year from the effective date of the Registration Statement and appoint additional independent directors to fill the vacancies created by such increases. The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations. All of Holdings’ executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Issuer’s shareholders. As the sole member of the General Partner, Holdings will have the ability to elect all the members of the board of directors of the General Partner and also has certain approval rights pursuant to the Amended and Restated Limited Liability Company Agreement of the General Partner.

(e) As a result of its ability to elect all of the members of the Board of Directors of the General Partner of the Issuer, Holdings may, from time to time in the future, cause the Issuer to change its dividend policy or its capitalization through the issuance of debt or equity securities. However, Holdings has no current intention of altering the Board of Directors of the General Partner in order to change the present capitalization or dividend policy of the Issuer.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Class A shares reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a) Tallgrass Holdings does not directly own any Class A shares. Tallgrass Holdings owns 41,064,165 Class B shares, which are exchangeable, with a corresponding number of Tallgrass Equity Units, upon the expiration of the lock-up period, for an equivalent number of Class A shares. Therefore Tallgrass Holdings may be deemed to beneficially own 41,064,165 Class A shares. Based on there being 47,725,000 Class A shares outstanding as of May 12, 2015, and assuming the 41,064,165 Tallgrass Equity Units and corresponding number of Class B shares held by Tallgrass Holdings as of May 12, 2015 are all exchanged for Class A shares pursuant to the Exchange Right, Tallgrass Holdings would directly own approximately 46.2% of the Class A shares. This calculation does not include the 68,440,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, Tallgrass Holdings would directly own approximately 26.1% of the Class A shares.

EMG LP does not directly own any Class A shares. As the designated manager of Tallgrass Holdings, EMG LP may be deemed to beneficially own the 41,064,165 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, upon the expiration of the lock-up period, for an equivalent number of Class A shares. Based on there being 47,725,000 Class A shares outstanding as of May 12, 2015, and assuming the 41,064,165 Tallgrass Equity Units and corresponding number of Class B shares held by Tallgrass Holdings as of May 12, 2015 are all exchanged for Class A shares pursuant to the Exchange Right, EMG LP may be deemed to beneficially own approximately 46.2% of the Class A shares. This calculation does not include the 68,440,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, EMG LP may be deemed to beneficially own approximately 26.1% of the Class A shares.

EMG GP does not directly own any Class A shares. As the general partner of EMG LP, the designated manager of Tallgrass Holdings, EMG GP may be deemed to beneficially own the 41,064,165 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, upon the expiration of the lock-up period, for an equivalent number of Class A shares. Based on there being 47,725,000 Class A shares outstanding as of May 12, 2015, and assuming the 41,064,165 Tallgrass Equity Units and corresponding number of Class B shares held by Tallgrass Holdings as of May 12, 2015 are all exchanged for Class A shares pursuant to the Exchange Right, EMG GP may be deemed to beneficially own approximately 46.2% of the Class A shares. This calculation does not include the 68,440,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of the holder for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, EMG GP may be deemed to beneficially own approximately 26.1% of the Class A shares.

John T. Raymond directly owns 235,000 Class A shares, and as the sole member of the general partner of the manager of Tallgrass Holdings, Mr. Raymond may be deemed to beneficially own the 41,064,165 Class B shares held of record by Tallgrass Holdings, which are exchangeable, with a corresponding number of Tallgrass Equity Units, upon the expiration of the lock-up period, for an equivalent number of Class A shares. Based on there being 47,725,000 Class A shares outstanding as of May 12, 2015, and assuming the 41,064,165 Tallgrass Equity Units and corresponding number of Class B shares held by Tallgrass Holdings as of May 12, 2015 are all exchanged for Class A shares pursuant to the Exchange Right, Mr. Raymond may be deemed to beneficially own approximately 46.5% of the Class A shares. This calculation does not include the 68,440,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, Mr. Raymond may be deemed to beneficially own approximately 26.3% of the Class A shares.

In addition, as of the date of this Schedule 13D, certain of the Covered Individuals beneficially own the number and percentage of Class A shares set forth in the following table:

Name	Class A Shares Beneficially Owned		Percentage of Class Beneficially Owned
John T. Raymond	41,299,165	**	46.2	%***
John G. Calvert	—		—
Nolen Taylor	—		—
Christopher Bajec	—		—
Laura L. Tyson	600		*

*	Less than 1% of the class beneficially owned.
**	235,000 Class A shares were purchased by the reporting person through the Directed Share Program conducted in connection with the Issuer’s initial public offering. Beneficial ownership of the remaining 41,064,165 Class A shares referred to herein is being reported hereunder solely because the reporting person may be deemed to beneficially own such securities as a result of his status as the sole member of EMG GP, the general partner of EMG LP, the designated manager of Tallgrass Holdings. Tallgrass Holdings directly owns 41,064,165 Class B shares and 41,064,165 Tallgrass Equity Units, which are exchangeable together for a corresponding number Class A shares pursuant to the partnership agreement described below.

***	Based on the total number of Class A shares (47,725,000) issued and outstanding as of May 12, 2015, the closing date of the initial public offering of Class A shares of the Issuer, and assuming the outstanding Tallgrass Equity Units (41,064,165) and a corresponding number of Class B shares held by Tallgrass Holdings were exchanged for newly-issued Class A shares on a one-for-one basis, for a combined total of 88,789,165 Class A shares. This calculation does not include the 68,440,275 Tallgrass Equity Units held by other holders, which may be exchanged with a corresponding number of Class B shares at the option of such holders for newly-issued Class A shares. Assuming the conversion of all such Tallgrass Equity Units, the reporting person may be deemed to beneficially own approximately 26.3% of the Class A shares. The reporting person disclaims beneficial ownership of the interests held by Tallgrass Holdings except to the extent of his indirect pecuniary interest therein.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons (other than by Mr. Raymond, solely with respect to his direct holdings of the Class A shares) that it is the beneficial owner of any of the Class A shares referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person (other than by Mr. Raymond, solely with respect to his direct holdings of the Class A shares) except to the extent of such Reporting Person’s indirect pecuniary interest, if any, in the Class A shares.

(b) The information set forth in Items 7 through 11 of the cover pages hereto are incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and sole dispositive power with respect to all of the Class A shares beneficially reported for such Covered Individual in the table in Item 5(a).

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Class A shares in the past 60 days.

(d) Except for the foregoing, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A shares of the Issuer that may be deemed to be beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals. Tallgrass Holdings is not entitled to any distributions on the Class B shares it currently holds.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3, Item 4 or Item 5 is hereby incorporated by reference herein.

The Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, and the Exchange Right Holders as limited partners of the Issuer, are parties to the Partnership Agreement.

Cash Distributions

The Class B shares are not entitled to any distributions from the Issuer. The Issuer’s cash distribution policy will require it to pay cash distributions to holders of Class A shares of all its available cash on a quarterly basis after the payment of fees and expenses and the establishment of cash reserves, including payments to the General Partner and its affiliates. The Issuer’s cash flow is generated solely from distributions it receives from Tallgrass Equity, which receives all of its cash flows from distributions on its direct and indirect partnership interests in Tallgrass Energy Partners, LP, a Delaware limited partnership (“TEP”).

Exchange Right

The Exchange Right Holders and any permitted transferees of their Tallgrass Equity Units will each have the right to exchange all or a portion of their Tallgrass Equity Units for Class A shares at an exchange ratio of one Class A share for each Unit exchanged. This right may be exercised only if, simultaneously therewith, an equal number of Class B shares are transferred by the exercising party to the Issuer. Upon such exchange, the Issuer will cancel the Class B shares received from the exercising party. For a period of 180 days following the closing of the Offering, the Exchange Right Holders will not be permitted to sell any Class A shares, including any Class A shares received upon exchange of Tallgrass Equity Units, pursuant to the terms of a lock-up agreement.

Issuance of Additional Securities

The Partnership Agreement authorizes the Issuer to issue an unlimited number of additional limited partner interests and other equity securities on the terms determined by the General Partner without shareholder approval.

Limited Voting Rights

The General Partner will control the Issuer and the shareholders will have only limited voting rights. Shareholders will have no rights to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 80% of the Issuer’s shares, including both Class A shares and Class B shares voting together as one class. Because the Exchange Right Holders collectively own more than 20% of the Issuer’s shares, they have the ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding shares (including Class A shares issuable upon the exchange of Class B shares and including any other additional limited partner interests the Issuer may issue in the future), the General Partner has the right, but not the obligation, to purchase all of the remaining Class A shares at a price equal to the greater of (x) the highest cash price paid by the General Partner, the Exchange Right Holders, or their respective affiliates for any shares purchased within the 90 days preceding the date on which the General Partner first mails notice of its election to purchase those shares and (y) the current market price calculated in accordance with the Partnership Agreement as of the date three business days before the date the notice is mailed.

Registration Rights Agreement

Pursuant to the terms of the Registration Rights Agreement dated May 12, 2015 by and among the Issuer and the Exchange Right Holders, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws all Class A shares issuable upon exercise of the Exchange Right held by the Exchange Right Holders (the “Registrable Securities”) or any of their permitted transferees to the registration rights agreement under certain circumstances. These registration rights continue until no shares of Registrable Securities remain outstanding. Tallgrass Equity is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Tallgrass Equity’s Limited Liability Company Agreement

The Issuer, as managing member, and the Exchange Right Holders, as members, of Tallgrass Equity are parties to the Tallgrass Equity LLC Agreement.

Allocation of Profits and Losses

The net profits and net losses of Tallgrass Equity will generally be allocated to the holders of Tallgrass Equity Units on a pro rata basis in accordance with their relative number of Tallgrass Equity Units held. Any distributions made by Tallgrass Equity will be made to the holders of Tallgrass Equity Units on a pro rata basis in accordance with their relative number of Tallgrass Equity Units held.

Exchange Right

The Exchange Right Holders and any permitted transferees of their Tallgrass Equity Units will each have the right to exchange all or a portion of their Tallgrass Equity Units for Class A shares at an exchange ratio of one Class A share for each Unit exchanged. This right may be exercised only if, simultaneously therewith, an equal number of Class B shares are transferred by the exercising party to the Issuer. Upon such exchange, the Issuer will cancel the Class B shares received from the exercising party. For a period of 180 days following the closing of the Offering, the Exchange Right Holders will not be permitted to sell any Class A shares, including any Class A shares received upon exchange of Tallgrass Equity Units, pursuant to the terms of a lock-up agreement.

Holdings LLC Agreement

Holdings is the sole owner of the General Partner and has the right to appoint the entire board of directors of the General Partner, including its independent directors, pursuant to the Amended and Restated Limited Liability Company Agreement of the General Partner. Pursuant to the terms of the Second Amended and Restated Limited Liability Company Agreement of Holdings, Tallgrass Holdings has the right to designate two members of the board of managers of Holdings for so long as it maintains certain ownership percentages in Holdings.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Form of Second Amended and Restated Limited Liability Company Agreement of Tallgrass Equity, LLC (filed as Exhibit 3.7 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on April 20, 2015 and incorporated herein in its entirety by reference).

Exhibit 3	Form of Registration Rights Agreement (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on April 20, 2015 and incorporated herein in its entirety by reference).

Exhibit 4	First Amended and Restated Agreement of Limited Partnership of Tallgrass Energy GP, LP, dated May 12, 2015 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 5	Amended and Restated Limited Liability Company Agreement of TEGP Management, LLC, dated May 12, 2015 (filed as Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 6	Underwriting Agreement, dated as of May 6, 2015, by and among Tallgrass Energy GP, LP, TEGP Management, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 7	Distribution, Assignment and Assumption Agreement (interest in Tallgrass Energy GP, LP), dated May 11, 2015, by and among Tallgrass Energy Holdings, LLC and the Assignees listed therein. (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

[Signatures Follow]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 22, 2015.

Tallgrass Holdings, LLC

By:	EMG Fund II Management, LP,
its manager

By:	EMG Fund II Management, LLC,
its general partner

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

EMG Fund II Management, LP

By:	EMG Fund II Management, LLC,
its general partner

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

EMG Fund II Management, LLC

By:	/s/ John T. Raymond
John T. Raymond
Chief Executive Officer

/s/ John T. Raymond
John T. Raymond

SCHEDULE A

Information about the Reporting Persons

The names and titles and principal occupations of the officers of EMG GP are set forth below. Tallgrass Holdings has no officers or directors and is managed by EMG LP. EMG LP has no officers or directors and is managed by its general partner, EMG GP, which has the officers set forth below and no directors. John T. Raymond is the sole member of EMG GP. The business address of Tallgrass Holdings is 811 Main Street, Suite 4200, Houston, Texas, 77002. The principal business of Tallgrass Holdings is to invest in TEP and Holdings.

Name	Title	Principal Occupation
John T. Raymond	Chief Executive Officer	Chief Executive Officer of the family of funds managed by The Energy and Minerals Group

John G. Calvert	Chief Operating Officer	Chief Operating Officer of the family of funds managed by The Energy and Minerals Group

Nolen Taylor	Chief Financial Officer	Chief Financial Officer of the family of funds managed by The Energy and Minerals Group

Christopher Bajec	Tax Director	Tax Director of the family of funds managed by The Energy and Minerals Group

Laura L. Tyson	General Counsel, Chief Compliance Officer and Secretary	General Counsel, Chief Compliance Officer and Secretary of the family of funds managed by The Energy and Minerals Group

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement (filed herewith).

Exhibit 2	Form of Second Amended and Restated Limited Liability Company Agreement of Tallgrass Equity, LLC (filed as Exhibit 3.7 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on April 20, 2015 and incorporated herein in its entirety by reference).

Exhibit 3	Form of Registration Rights Agreement (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A filed with the Commission on April 20, 2015 and incorporated herein in its entirety by reference).

Exhibit 4	First Amended and Restated Agreement of Limited Partnership of Tallgrass Energy GP, LP, dated May 12, 2015 (filed as Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 5	Amended and Restated Limited Liability Company Agreement of TEGP Management, LLC, dated May 12, 2015 (filed as Exhibit 3.4 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 6	Underwriting Agreement, dated as of May 6, 2015, by and among Tallgrass Energy GP, LP, TEGP Management, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).

Exhibit 7	Distribution, Assignment and Assumption Agreement (interest in Tallgrass Energy GP, LP), dated May 11, 2015, by and among Tallgrass Energy Holdings, LLC and the Assignees listed therein. (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on May 12, 2015 and incorporated herein in its entirety by reference).